Westrock Coffee Holdings, LLC

100 River Bluff Drive, Suite 210

Little Rock, AR 72202

June 10, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Westrock Coffee Holdings, LLC Registration Statement on Form S-4 Filed April 25, 2022 File No. 333-264464

Dear Mr. Jones:

On behalf of Westrock Coffee Holdings, LLC (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 23, 2022, regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on April 25, 2022. In connection with this letter, an amendment to the Form S-4 (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form S-4 filed April 25, 2022

Market, Industry and Other Data, page 1

1.	We note that the proxy statement/prospectus includes industry data and market data in various sources. If any of these sources were commissioned by you for use in connection with the proxy statement/prospectus, please file consents pursuant to Rule 436 of the Securities Act as exhibits or tell us why you believe you are not required to do so.

Response: The Company respectfully advises the Staff that no such sources were commissioned by the Company for use in connection with the proxy statement/prospectus and, therefore, no consents pursuant to Rule 436 of the Securities Act need to be filed.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

Questions and Answers, page 9

2.	Please add a question and answer that addresses both the positive and negative factors that the board considered when determining to enter into the business combination and its rationale for approving the transaction.

Response: We have added a question and answer on pages 14 through 16 of Amendment No. 1 that addresses both the positive and negative factors that the Riverview board considered when determining to enter into the business combination and its rationale for approving the transaction.

Q, What are the U.S. federal income tax consequences of the mergers, page 10

3.	We note the reference that the mergers are “intended” to qualify for the tax treatment you disclose. Please revise to clarify the tax consequences of the mergers to investors and file a tax opinion. It is permissible for such opinion to be a “should” or “more likely than not” opinion, provided that the opinion and disclosure comply with Staff Legal Bulletin No. 19.

Response: We have revised the disclosure on pages 10, 75, 76, 99 and 100 of Amendment No. 1 in response to the Staff’s comment. We also respectfully advise the Staff that as the revised disclosure makes no representation as to tax consequences, no tax opinion is required under Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19.

Parties to the Business Combination, page 20

4.	Please expand the disclosure on page 20 to quantify Westrock’s net losses for the years ended December 31, 2021 and 2020.

Response: We have expanded the disclosure on page 24 of Amendment No. 1 in response to the Staff’s comment.

Investor Rights Agreement, page 23

5.	We note the extensive use of the term “certain” in this and the following section, and throughout your document. Please revise to eliminate that term and, instead, provide specific, concrete disclosure about the rights, obligations and persons to which you refer.

Response: We have revised the disclosure in this section (see pages 27 and 28), the following section (see page 28) and throughout Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 35

6.	Please revise the second sentence of the second paragraph to state that pro forma net (loss) earnings per share information reflects the business combination as if it had occurred on January 1, 2021.

Response: We have revised the disclosure on page 39 of Amendment No. 1 in response to the Staff’s comment.

7.	Please delete “diluted” from the line item “book value per unit or share.”

Response: We have revised the disclosure on page 40 of Amendment No. 1 in response to the Staff’s comment.

8.	Please provide us with your computations for book value per unit or share for historical Riverview, as well as for the pro forma combined scenarios.

Response: We have revised the disclosure on page 40 of Amendment No. 1 in response to the Staff’s comment.

9.	Please revise net earnings per share – diluted, for Riverview, to reconcile to the historical financial statements.

Response: We have revised the disclosure on page 40 of Amendment No. 1 in response to the Staff’s comment.

We do not currently have written contracts, page 41

10.	Revise to clarify the portion of revenue and co-manufacturers to which you refer in this risk factor.

Response: We have revised the disclosure on page 45 of Amendment No. 1 in response to the Staff’s comment.

Certain Material U.S. Federal Income Tax Consequences, page 92

11.	Please delete the term “certain” from the title of this section and from the first sentence in this section.

Response: We have revised the disclosure on page 98 and in other references throughout Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

The Riverview Board of Directors, page 134

12.	It appears from your disclosure in this section that the board did not consider the analysis conducted by Stephens or any other financial analysis. Likewise, it appears it did not consider or conduct its own analysis. If so, revise to state so directly. If it did consider a financial analysis, revise to make that clear, how it related to their decision to approve the transaction and the weight assigned.

Response: We have revised the disclosure on pages 142 and 143, and 151 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Prospective Financial Information of Westrock, page 138

13.	Please revise the disclosure in this section to clarify that you have disclosed all material prospective financial information shared between the parties. In each case where you describe the prospective financial information, revise to explain the material assumptions underlying the prospective financial information and risks to those assumptions. Your disclosure should include quantitative discussion of the assumptions used to generate the prospective financial information.

Response: We have revised the disclosure on pages 148 through 151 of Amendment No. 1 in response to the Staff’s comment.

14.	Please disclose the process for preparing the prospective financial information, including how and why the timeframe leading out to 2024 prospective information was selected. With respect to the assumptions relating to Westrock’s revenue growth, please disclose whether such growth rates are in line with historic operating trends, and if not, explain why the change in trends is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the Company’s management determined that prospective information beyond 2024 (i.e., two years from the date of the Transaction Agreement and Registration Statement) would be highly uncertain and would not be material to the Riverview board of directors or investors. We have amended the disclosure on pages 149 through 151 of Amendment No. 1 accordingly.

Summary of Riverview Financial Analysis, page 140

15.	Considering the disclosure in Riverview Acquisition Corp.’s amended Registration Statement on Form S-1 filed on July 23, 2021 regarding the circumstances in which Riverview would obtain a fairness opinion and rely on the judgment of the board of directors, please revise to disclose why Riverview elected to have Stephens Inc. present the materials to the board of directors in connection with the mergers and the PIPE financing. Ensure your disclosure describes clearly the purpose of the engagement and how the board used the materials Stephens provided and presented.

Response: We have revised the disclosure on page 151 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

Other Considerations, page 143

16.	Please revise the disclosure on page 144 to quantify the financial advisory fee in connection with the mergers.

Response: We have revised the disclosure on page 155 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 156

17.	Please revise the fourth paragraph to indicate that Westrock will be treated as the acquirer for accounting purposes.

Response: We have revised the disclosure on page 167 of Amendment No. 1 in response to the Staff’s comment.

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (G), page 164

18.	Please revise the presentation of your footnote to show the gross components of each adjustment with detailed explanations.

Response: We have revised the disclosure for Footnote G accordingly on pages 178 and 179 of Amendment No. 1 in response to the Staff’s comment.

Adjustment (H), page 164

19.	Please clarify how much of the $30.3 million of estimated transaction costs will be incurred by each of Westrock and Riverview. We remind you that transaction costs incurred by Westrock, may be offset in equity; however, transaction costs incurred by Riverview are considered costs of the merger and should be accounted for in retained earnings. In this regard, please revise your footnote and pro forma adjustment as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure for Footnote H accordingly on page 179 of Amendment No. 1. In addition, the Company has included additional disclosure on the impact of the expenses paid by Riverview on the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021, as noted in Footnote KK on page 181.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

Westrock Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Adjusted EBITDA, page 197

20.	We refer to your reconciliation of net loss to adjusted EBITDA on page 198. We note your ‘other’ adjustment for the year ended December 31, 2020 adds back $6.3 million of unrealized gains that were written-off in purchase accounting. This adjustment appears to substitute an individually tailor measurement method for those of GAAP which is prohibited under Rule 100(b) of Regulation G. Please tell us how your presentation complies with the guidance outlined in Question 100.04 of the SEC’s Division of Corporation Finance C&DIs on Non-GAAP Measures or revise your non-GAAP financial measure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the Company’s presentation complies with Rule 100(b) of Regulation G and with the guidance outlined in Question 100.04 of the SEC’s Division of Corporation Finance C&DIs on Non-GAAP Financial Measures, as more fully described below.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

The Company uses Adjusted EBITDA for the following:

(i)            As noted in Key Business Metrics on page 213 of the Registration Statement, we use Adjusted EBITDA to evaluate our performance, identify trends, formulate financial projections and to make strategic decisions.

(ii)            As disclosed in Note 18 to the Consolidated Financial Statements (pages F-56 and F-57 of the Registration Statement), the Company evaluates the performance of each of its segments based on Adjusted EBITDA, which is a segment performance measure.

(iii)            The Company defines Adjusted EBITDA similar to defined terms in our material debt agreements used to determine compliance with specific financial covenants.

We have historically utilized and expect to continue to utilize various types of derivative instruments to hedge our exposure to commodities price variability of green coffee. Our hedging strategy is an important part of our business model as it allows us to fix raw materials costs for inventory needed to grow our business, while minimizing the margin volatility associated with fluctuations in the prices of green coffee. The changes in the fair value of derivatives that have been designated and qualify as cash flow hedges are recorded in Accumulated Other Comprehensive Income (“AOCI”) and are reclassified into the Consolidated Statement of Operations in the same period the hedged items affect earnings, which is when the associated inventory is sold. At that time, any unrealized gains or losses related to our hedging program are realized in earnings through costs of sales.

The $6.3 million adjustment included in the Company’s reconciliation on page 214 of the Registration Statement relate to the portion of unrealized gains on designated cash flow hedges that were recorded in AOCI of S&D Coffee & Tea immediately prior to its acquisition by Westrock, which would have otherwise been reclassified into earnings during the year ended December 31, 2020, as the associated inventory was sold. However, because of purchase accounting adjustments, these unrealized gains were written off and the true cost of the Company’s inventory was not reflected in the Consolidated Statement of Operations for the year ended December 31, 2020. To evaluate the performance of the business on a comparable basis with prior periods, the Company included the adjustment in its determination of Adjusted EBITDA in order to accurately reflect the true costs of its operations during 2020. Furthermore, when determining compliance with the financial covenants, adjusting the financial results for the inclusion of the portion of the unrealized gains that would have been otherwise realized had they not been written-off in purchase accounting, was specifically permitted under the Company’s debt agreement.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

Rule 100(b) of Regulation G prohibits the use of a non-GAAP financial measure that is misleading when viewed in context with the information accompanying that measure. Furthermore, a non-GAAP measure can be misleading if it is presented inconsistently between periods. The Company respectfully submits that the $6.3 million adjustment is not substituting an individually tailored recognition or measurement method viewed in the context with the information accompanying that measure. The adjustment appropriately reflects the economic impacts of the Company’s hedging program on earnings, and the absence of the noted adjustment for the year ended December 31, 2020 would affect the comparability of Adjusted EBITDA for the year ended December 31, 2021, where gains and losses on qualifying cash flow hedges are appropriately reflected in earnings, compared to the year ended December 31, 2020.

Based on the above analysis, the Company respectfully submits that the Company’s presentation of Adjusted EBITDA for the year ended December 31, 2020 complies with Rule 100(b) of Regulation G and with the guidance outlined in Question 100.04 of the SEC’s Division of Corporation Finance C&DIs on Non-GAAP Measures.

Costs of Sales, page 202

21.	Please revise your narrative to also discuss the primary driver(s) of your segment cost of sales, for each period presented, and provide a quantified discussion of any significant fluctuations in costs between comparative periods. Refer to Item 303(b) of Regulation S-K.

Response: We have revised the disclosure on pages 216, 218 and 221 of Amendment No. 1 in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 206

22.	Please revise your disclosure to identify the number of reporting units containing goodwill, as well as identify the reporting unit(s) that incurred the $76.9 goodwill impairment charge in 2020.

Response: We have revised the disclosure on pages 225 and 226 of Amendment No. 1 in response to the Staff’s comment.

23.	In light of the losses incurred in 2020 and 2021, and the negative impact that COVID-19 has had on your business, please disclose a comprehensive analysis of how you determined the recoverability of your intangible assets, including the significant factors and assumptions used in your analysis.

Response: We have included additional disclosure on pages 226 and 227 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

Liquidity and Capital Resources, page 207

24.	Please quantify and more fully discuss Westrock’s current and long-term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions.

Response: We have revised the disclosure on pages 231 and 232 of Amendment No. 1 in response to the Staff’s comment.

25.	We understand from your discussion of net cash provided by (used in) operating activities that negative changes in working capital contributed to the fluctuation between 2021 and 2020. Please expand your narrative to quantify and more fully discuss the primary reasons for the significant changes in working capital between periods.

Response: We have revised the disclosure on pages 228 of Amendment No. 1 in response to the Staff’s comment.

Westrock Coffee Holdings, LLC Consolidated Financial Statements, page F-3

26.	Given that Riverview Acquisition Corp. filed its first Form 10-K on March 30, 2022, it appears to us that three years of audited financial statements for Westrock Coffee are required to be presented. Please revise your presentation or tell us how your current presentation is appropriate.

Response: The Company respectfully advises the Staff that we believe our current presentation of two years of audited financial statements for Westrock Coffee is appropriate.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

In the proposed transaction, Westrock Coffee, a private operating company, is the legal acquirer, and Riverview Acquisition Corp., a blank check company, is the legal target. The Registration Statement is being filed by Westrock Coffee, as the registrant, to register the offering of its equity securities in the proposed merger. This offering will constitute the initial public offering of Westrock Coffee’s equity securities. As noted in the Registration Statement, Westrock Coffee is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

Article 3-02 of Regulation S-X provides that a registrant that is an emerging growth company “may, in a Securities Act registration statement for the initial public offering of the emerging growth company’s equity securities, provide audited statements of comprehensive income and cash flows for each of the two fiscal years preceding the date of the most recent audited balance sheet (or such shorter period as the registrant has been in existence).” Furthermore, the SEC’s informal guidance as set forth in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) 10220.1 provides that an emerging growth company is not required to present more than two years of audited financial statements in a Securities Act registration statement for an initial public offering of its common equity securities.

FRM 2200.1 provides that the determination of the target company for purposes of Form S-4 requirements for target company financial statements, should be based on the legal form of the transaction. This is also consistent with Form S-4, generally, as well as Regulation S-X. In the proposed transaction, Riverview is the legal target and Westrock Coffee is the legal acquirer.

We note the Staff’s acknowledgement that Riverview Acquisition Corp. has filed its Form 10-K on March 30, 2022. We are aware of FRM 10220.7, which provides that the Staff will not object to the inclusion of two years of the target’s annual financial statements presented in a proxy statement filed after the legal acquirer’s initial public offering of common equity securities but prior to the filing deadline of the legal acquirer’s first Form 10-K if the legal acquirer is a SPAC and the target would be an emerging growth company if it were conducting an initial public offering of common equity securities. However, FRM 10220.7 does not apply to our transaction, because Westrock is the legal acquirer and not the legal target. The Form S-4 in our transaction constitutes Westrock, an EGC’s, initial public offering of common equity securities.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

27.	Please provide updated financial statements and related disclosures to comply with Rules 3-01, 3-02, 3-04 and 3-12 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has included the financial statement and related disclosures to comply with Rules 3-01, 3-02, 3-04 and 3-12 of Regulation S-X.

Note 7. Equity-Based Compensation, page F-22

28.	Please disclose how you determined the fair value of the common units underlying your unit options, including the key assumptions used. Please also discuss changes in your estimated fair value during the periods presented and address any material differences between the valuations used to determine the fair value of recently granted unit options relative to the fair value implied by the current merger transaction.

Response:

Determination of the Fair Value of Common Units Underlying Unit Options

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the fair value of the common units underlying our unit options has historically been determined by the Company’s Board of Directors (the “Board”), with input from management and corroboration from contemporaneous, independent third-party valuations. Given the absence of a public trading market for the Company’s units, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgement and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s units at each grant date.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

The independent third-party valuations that were obtained utilized a combination of an income approach, based on the present value of estimated future cash flows, and a market approach based on market data of comparable businesses and acquisition multiples paid in recent transactions.

The discounted cash flow model reflects our assumptions regarding revenue growth rates, cost structure, economic and market trends, and other expectations around the anticipated operating results of our business. We discounted the estimated cash flows for the entity using rates that represent a market participant’s weighted average cost of capital commensurate with the underlying business operations. The market approach develops an indication of fair value by calculating average market pricing multiples of revenues and EBITDA for selected peer publicly traded companies, as well as multiples for relevant transactions that have taken place.

Key assumptions include our expected revenue and expense growth rates, levels of capital expenditures, and cost of capital. In determining these assumptions, we considered our ability to execute on our plans, future economic conditions, interest rates, and other market data. Furthermore, we evaluated the weighting applied to each valuation methodology in the determination of the concluded fair value.

The Company respectfully advises the Staff that fair value of the Company’s unit options, and the related equity-based compensation expense associated with those options, are immaterial to the Company financial statements. As a result, the Company concluded that disclosure of our determination of the fair value of the common units underlying our unit options was not required. As disclosed in Note 7 to the Consolidated Financial Statements (pages F-46 through F-47 of the Registration Statement), the Company recognized $0.5 million and $0.4 million of expense related unit options for the years ended December 31, 2021 and 2020, respectively.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

Changes in Estimated Fair Values

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the most recent independent third-party valuation report obtained in support the Board’s valuation determination was based on a February 1, 2022 valuation date (the “February Valuation”), which was used to determine the fair value of unit options granted on January 1, 2022 and February 1, 2022, the Company’s most recent grant of unit options. Prior to the January 1, 2022 option grant, no other material option grants were made subsequent to July 30, 2021.

The methodologies used in the February Valuation to determine the fair value of the unit options and the underlying Company units, was consistent with the methodologies described above in Determination of the Fair Value of Common Units underlying Unit Options and was based upon information available as of that date. The concluded business enterprise value of the Company noted in the February Valuation was weighted 50% based on the income approach and 50% on the market comparable approach, which was within 15% of the $1.086 billion valuation implied by the Transaction Agreement. The Company further notes that the income approach yielded an estimated business enterprise of the Company, which was within 5% of the valuation implied by the Transaction Agreement. As a result, the Company respectfully submits to the Staff that there are no material differences between the valuation used to determine the fair value of recently granted unit options relative to the fair value implied by the current merger transaction.

Note 18. Segment Information, page F-32

29.	Please revise your footnote to provide total revenue by geographic location or tell us why this information is not required. In this regard, we note that you have provided revenue by geographic area for the Beverage Solutions segment in Note 4, but this information has not been provided for the remaining segment. Additionally, please disclose the methodology you use to attribute revenues from external customers to individual countries. Refer to ASC 280-10-50-41(a).

Response: We respectfully acknowledge the Staff’s comment and, in future annual filings, will include disclosure similar to the following within its segment footnote to comply with the disclosure requires of ASC 280-10-50-41(a):

	Year Ended December 31,
(Thousands)	2021	2020
Revenues:(1)
United States	$583,011	$445,210
All other countries	115,133	105,636
Total	$698,144	$550,846

Property, plant and equipment, net:
United States	$119,158	$121,813
All other countries	8,455	4,461
Total	$127,613	$126,274

(1) Revenues are attributed to countries based on the location of the customer.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

Furthermore, the Company has included the disclosure of consolidated revenue by geography in Note 15 to the Condensed Consolidated Financial Statements for the quarterly period ended March 31, 2022 (page F-23 of the Registration Statement). For the three months ended March 31, 2022, approximately 82% of revenues were attributable to the United States, which is consistent with 84% of revenues attributable to the United States for the year ended December 31, 2021.

Riverview Acquisition Corp. Financial Statements, page F-40

30.	Please provide updated financial statements and related information to comply with Rule 8-08 of Regulation S-X.

Response: We have revised the disclosure on pages 196 through 199 and pages F-64 through F-83 of Amendment No. 1 in response to the Staff’s comment.

General

31.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, we have added disclosure on page 38 of Amendment No. 1.

32.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, we have added disclosure on pages 123 and 124 of Amendment No. 1.

33.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, we have added disclosure on pages 11 through 13, pages 122 through 124 and pages 169 through 171 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

34.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17, 80, 96, 163, 186 and 187 to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and has identified material resulting risks.

35.	Please reconcile the disclosure about Westrock’s exclusive forum provision with the actual provision in the annex to your document. Note we may have further comment to the extent the disclosure and the provision itself are not consistent and to the extent the disclosure and the provision do not address clearly and explicitly whether the provision applies to claims arising under the Securities Act and the Exchange Act.

Response: We have revised the disclosure on pages 89, 90, 131 and 272 of Amendment No. 1 in response to the Staff’s comment.

36.	Refer to your disclosures on page 49. You state that Westrock experienced inflationary pressures and rising costs. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced, whether they continue and clarify the resulting impact to the company, quantifying the impact to the extent possible. Also identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We have revised pages 53 and 233 of Amendment No. 1 in response to the Staff’s comment.

37.	We note your disclosures regarding supply chain disruptions on page 49. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: We have revised the disclosure on pages 53, 54 and 233 of Amendment No. 1 in response to the Staff’s comment.

38.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response: We have revised the disclosure on page 56 of Amendment No. 1 in response to the Staff’s comment.

39.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Response: We have revised the disclosure on page 54 of Amendment No. 1 in response to the Staff’s comment.

40.	We note that you have experienced supply chain disruptions. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: We have revised the disclosure on page 233 of Amendment No.1 in response to the Staff’s comment.

*      *      *      *      *      *

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

June 10, 2022

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 501-320-4880.

Sincerely,

/s/ T. Christopher Pledger
T. Christopher Pledger
Chief Financial Officer

cc:	Brandon C. Price, Esq.